UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
 Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: August 10, 2017

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On August 9, 2017, Fly Leasing Limited (the “Company”) appointed Julie Ruehl as Chief Financial Officer, succeeding Gary Dales, who previously announced that he would be leaving the Company. Ms. Ruehl’s appointment is effective as of August 11, 2017.

Ms. Ruehl, age 51, joined BBAM in July 2017. Ms. Ruehl’s prior position was Vice President and Chief Accounting Officer for Big Heart Pet Brands (“Big Heart”) from 2014 to 2016 and for its predecessor, Del Monte Corporation (“Del Monte”), from 2011 to 2014. From 2005 to 2011, Ms. Ruehl was in various senior financial positions at Del Monte. From 2002 to 2005, she was in a senior financial position with Sanmina Corporation, a global provider of electronics manufacturing services. Prior to joining Sanmina Corporation, Ms. Ruehl was an Audit Partner at Arthur Andersen LLP. Ms. Ruehl graduated cum laude from Louisiana State University with a bachelor of science degree in Accounting.

 Exhibits

The following document, which is attached as an exhibit hereto, is incorporated by reference herein.

Exhibit	Title

99.1	Fly Leasing Limited’s interim report for the three and six months ended June 30, 2017.

This report on Form 6-K is hereby incorporated by reference into Fly Leasing Limited’s Registration Statement on Form F-3, as amended (Reg. No. 333-157817), first filed with the Securities and Exchange Commission on March 10, 2009; Registration Statement on Form F-3, as amended (Reg. No. 333-187305), first filed with the Securities and Exchange Commission on March 15, 2013; and Registration Statement on Form F-3, as amended (Reg. No. 333-197912), first filed with the Securities and Exchange Commission on August 6, 2014.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)

Date: August 10, 2017	By:	/s/ Colm Barrington
Colm Barrington
Chief Executive Officer and Director

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EXHIBIT INDEX

Exhibit	Title

99.1	Fly Leasing Limited’s interim report for the three and six months ended June 30, 2017.

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